Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

December 22, 2010

Mr. John Reynolds

Assistant Director

c/o Mr. Shehzad Niazi

Division of Corporation Finance

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 18, 2010

File No.  000-33187

Dear Mr. Reynolds:

This correspondence is in response to your letter dated November 16, 2010 in reference to the aforementioned filings of instaCare Corp. your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1.

We note the disclosure on page 11 that your five largest customers accounted for approximately 99% of your net sales. Please disclose the identities of the material customers in the discussion of major customers on page eight.

Answer:  We acknowledge the Commission’s comment and have reviewed the disclosure requirements pursuant to Item 101 of regulation S-K. Our business resides in an extremely competitive market area and our limited capital and human resources compared to those of our competitors puts us at an immediate disadvantage in the market place. Our ability to maintain customer retention is materially dependent on the confidentiality of our customer lists.  In addition, the majority of our competitors do not have a corresponding responsibility of disclosure in a public forum, whereby creating an unfair advantage through our public disclosure in their pursuit of additional market share. As a result of the aforementioned, we respectfully request that the Company be allowed to confidentially provide these names to the Commission and omit the detail disclosure in our amended form 10-K as any detailed disclosure will create significant risk of customer loss to the Company.

Recent Sales of Unregistered Securities, page 17

2.

Please revise your disclosure here to provide the information required by Item 701 of Regulation S-K. For example, please quantify the financing fees in each unregistered issuance of shares to Centurion and the value and type of services rendered by the officers and consultants described in this section. Furthermore, please provide the names of such officers and consultants. Lastly, we note the issuance of shares of common stock to officers for services to the Company. Please confirm whether all of these share issuances have been reflected for the named executive officers and directors in the compensation disclosure or revise such disclosure to reflect such compensation.

Answer:  We acknowledge the Commission’s comment and have reviewed the disclosure requirements pursuant to Item 701 of regulation S-K. We will incorporate the enhanced disclosure as required to our amended form 10-K. In addition, we confirm that all stock issuances to our officers and directors have been reflected under Item 11. Executive Compensation.

Report of Independent Registered Public Accounting Firm, page F-1

3.

We note that the report issued by your independent registered public accounting firm does not appear to be correctly dated (i.e., the date of the report covering your December 31, 2009 financial statements is April 7, 2009) and does not disclose the city and state where issued. Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

Answer:  We acknowledge the Commission’s comment and will include a compliant report to our amended form 10-K as required by Item 3-02 of Regulation S-T.

4.

We note that you filed a registration statement on Form S-8 on December 18, 2009. However, it does not appear that you have filed consent from your independent registered accounting firm for the incorporation by reference of your subsequent period Exchange Act forms. Please file a currently dated consent from your independent accountant or tell us why such consent is not required. Refer to Item 601(23) of Regulation S-K.

Answer:  We acknowledge the Commission’s comment and have reviewed our Form S-8 filed on December 18, 2009.  We believe that we are in compliance with the requirements of Item 601(23) of Regulation S-K as evidenced by our exhibit 23B filed in connection with our Form S-8.

Notes to Financial Statements

Note 5 – Notes Payable and Related Parties, page F-14

5.

It appears that you recognized debt relief other income of $920,379 related to the convertible promissory note issued in March 2004 and $87,309 related to the promissory note issued in February 2005. The sum of these two amounts (i.e., $1,007,688) appears to be inconsistent with the equivalent amount presented in your statement of operations (i.e., $1,450,867). Please clarify or revise.

Answer: We have reviewed our disclosure as filed in Note 5 to our financial statements which discloses the principal amount of debt forgiven without regard to the relief related to the accrued interest of these two promissory notes. We will expand our Note 5 disclosure to include all amounts relieved in our amended Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

6.

We note your statement at the top of page 33 that you elect your directors annually and that you are subject to the reporting requirements under Section 12g. Please advise us as to the basis for having never filed a proxy statement or information statement with us.

Answer: We have reviewed the aforementioned statement on page 33 of our form 10-K. The disclosure will be revised to correctly inform the reader that the Company has not yet held an annual meeting and further that the current directors have been held over.

7.

Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director for the Company at the time the disclosure is made.

Answer:  We have reviewed the requirements of Item 401(e) of Regulation S-K with respect to our disclosure regarding our directors. Respectfully, we believe we have met the requirements through our disclosure of principal occupation and five year employment history; the name and principal business of respective employment; and all relationships current and historic with the Company. In addition, we also disclose the academic achievements of each of our directors as evidence of their qualifications. Please clarify.

Item 11. Executive Compensation, page 34

8.

Please provide the footnote required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. In addition, please provide the narrative disclosure to the summary compensation table, as required by Item 402(o) of Regulation S-K. Consider discussing why the CEO received stock as his only compensation.

Answer:  We have reviewed the disclosure requirements pursuant to Item 402(n)(2)(v) and (vi) and will revise accordingly. In addition, we will incorporate the required narrative pursuant to Item 402 (o) of Regulation S-K.

9.

We note reference in footnote one to SFAS 123R. Item 402(r)(2)(iii) of Regulation S-K refers to reflecting the aggregate grant data value computed in accordance with FASB ASC Topic 718. Please revise the disclosure accordingly.

Answer:  We acknowledge the Commission’s comment and will revise accordingly.

Exhibits

General

10.

It appears that you have not filed your agreement with Centurion Credit Resources as described in various places in your filing. Please file this agreement, and any others required by Item 601 of Regulation S-K, as exhibits your amended Form 10-K, along with all schedules, attachments and exhibits to such agreements. See Item 601(b)(10) of Regulation

S-K. We may have further comment.

Answer: We acknowledge the Commission’s comment and will include the Centurion agreements and related schedules, attachments and exhibits pursuant to Item 601(b)(10), to our amended Form 10-K.

Exhibit 31 – Section 302 Certifications

11.

Please revise your Section 302 certifications as they do not comply with the language required by item 601(31) of Regulation S-K in the following respects.

•

Reference to “this annual report” should be replaced with reference to “this report” in paragraph three;

•

Reference should be made to the registrant’s fourth fiscal quarter in the case of an annual report in paragraph 4(d);

•

Reference should be made to “to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions)” in the introductory language to paragraph five.

Answer:  We acknowledge the Commission’s comment and will include the required changes in our amended form 10-K.

12.

In connection with the proceeding comment, please remove the titles of the certifying individual from the introductory paragraph of your certifications and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provide these certifications.

Answer:  We acknowledge the Commission’s request and will include the aforementioned changes in our amended form 10-K. In addition we also confirm that our inclusion of titles is not intended to limit the capacity of individuals providing certification.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

13.

We note that your principal executive officer and principal financial officer concluded your disclosure controls and procedures were effective at March 31, 2010 and June 30, 2010. Considering the material weakness and other matters identified in connection with the conclusion that your disclosure controls and procedures were not effective at December 31, 2009, please tell us how management determined that your disclosure controls and procedures were effective in the subsequent interim periods or revise your disclosure accordingly.

Answer: As a result of the Commissions aforementioned comment, we have reviewed our previously filed Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 and believe our disclosure controls and procedures were effective at each respective period.  To clarify ineffective controls and procedures at December 31, 2009, we will include the following disclosure, including our remediation plan, to our amended form 10-K:

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Report, Keith Berman, our Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation our Chief Financial Officer has concluded that our disclosure controls and procedures were ineffective as of December 31, 2009. Our remediation of the deficiency entailed engaging the services of an independent third party with expertise in regulatory compliance requirements for smaller public companies. All subsequent filings will be reviewed for accuracy and completeness prior to submission.

14.

In connection with the preceding comment, if you conclude that your disclosure controls and procedures were not effective at March 31, 2010 and June 30, 2010, please revise to provide management’s remediation plans to address the material weaknesses that contributed to this conclusion.

Answer: Management believes the Company’s disclosure controls and procedures were effective at March 31, 2010 and June 30, 2010. During 2010, management engaged the services of legal counsel for the purpose of reviewing the Company’s periodic reports for compliance and completeness prior to submission to the Securities and Exchange Commission.

15.

We note your disclosure that “systems of internal controls are designed to provide reasonable assurance with respect to financial statement preparation and presentation”. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and provide the conclusion reached by your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures at that reasonable assurance level. Alternatively, you may remove reference to the level of assurance of you disclosure controls and procedures.

Answer:  We acknowledge the Commission’s comment and will amend all future disclosure to omit reference to assurance levels.

Exhibit 31 – Section 302 Certifications

16.

Please revise your Section 302 certifications as they do not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

•

Reference to the “small business issuer” should be replaced with reference to the “registrant”;

•

Reference to “this quarterly report” should be replaced with references to “this report”;

•

Reference should be made to “to the registrant’s auditors and audit committee of the registrant’s board of directors (or persons performing the equivalent functions)” in the introductory language to paragraph five.

Answer:  We acknowledge the Commission’s comment and will incorporate the revised language in all future certifications.

In connection with our responses to your comments above, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO

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